Todd P. Zerega
TZerega@perkinscoie.com
D. +1.202.654.6378
F. +1.202.654.9941

February 24, 2017

Via EDGAR Transmission

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington, DC 20549

Re. WesMark Funds (the “Trust” or “Registrant”)
File No. 811-07925

Dear Ms. Brutlag:

On behalf of the above-referenced registrant, set forth below are an additional oral comment that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on February 23, 2017, concerning the WesMark Funds registration statement.

The Staff’s comment is set forth in italics and are followed by the Trust’s responses.

1. Comment: Since the Balanced Fund’s principal investment strategy contemplates investment in REITS please consider adding risk language with respect to REITS in the principal risk section.

Response: The following disclosure has been added to the principal risk section for the Balanced Fund in response to the comment:

Risks of Investing in Real Estate Investment Trusts (REITs).

Investments in REITs are subject to many of the same risks as direct investments in real estate. Generally, a REIT’s performance depends on the types and locations of the properties it owns and on how well the REIT manages its properties. The value of a REIT may also be affected by changes in interest rates. Rising interest rates could cause the value of an equity REIT to decline. Additionally, a REIT may fail to qualify for tax-exempt status under the IRC.

If you have any questions with respect to the enclosed, please contact me at (202) 654-6378.

Sincerely,

Todd P. Zerega